

April 3, 2014

Via E-mail
Jon Gangelhoff
Chief Financial Officer
GWG Holdings Inc.
220 South Sixth Street
Suite 1200
Minneapolis, MN 55402

>   **Re: GWG Holdings Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2013**
>   **Filed October 30, 2013**
>   **File No. 333-174887**

Dear Mr. Gangelhoff:

We have reviewed your March 7, 2014 response to our February 13, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

1. Please refer to your response to prior comment one. You recorded the net amount received of $3,252,000 in connection with the Purchase and Sale Agreement dated June 28, 2013 as other income in 2013 in your statement of operations. Considering that this agreement relates to engaging Athena as representative and distributor of your offering of renewable secured debentures, provide us your analysis demonstrating why this amount should not have been reflected as an offset to or liability for deferred financing and issuance costs, or as an adjustment to renewable secured debentures, which would be accreted over the terms of the debentures.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant